Inter & Co, Inc. (the "Company") Notice of Annual General Meeting of the Company Notice is hereby given that the 2026 Annual General Meeting of the Company (the "AGM") will be held virtually by accessing the following link https://edge.media-server.com/mmc/p/6k5kz6ta and at the offices of the Company located at Avenida Barbacena nº 1219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, on the 29th day of April, 2026 at 4:00 p.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolution(s): (a) as an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2025 be approved, ratified and confirmed in all respects; (b) as an ordinary resolution, that the proposed annual budget of USD 29.9 million for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company be approved, ratified and confirmed in all respects; (c) as an ordinary resolution, that Rubens Menin Teixeira de Souza be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (d) as an ordinary resolution, that Maria Fernanda Nazareth Menin Teixeira de Souza Maia be re-appointed as a director of the Company with immediate effect to hold office for a two- year term in accordance with the Articles of Association of the Company; (e) as an ordinary resolution, that José Felipe Diniz be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (f) as an ordinary resolution, that Leonardo Guimarães Corrêa be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (g) as an ordinary resolution, that André Guilherme Cazzaniga Maciel be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (h) as an ordinary resolution, that Luiz Antônio Nogueira de França be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (i) as an ordinary resolution, that Antonio Kandir be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company;

(j) as an ordinary resolution, that Todd Crawford Chapman be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (k) as an ordinary resolution, that Claudia Farkouh Prado be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (l) as an ordinary resolution, that James Drummond Allen be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; and (m) as a special resolution, that the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect, to increase from 10 to 12 the number of persons the Directors may appoint to hold office in the Company (section 24.1). The Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2025 and the Fourth Amended and Restated Memorandum and Articles of Association, redlined with the proposed changes, have been uploaded to the Company's website and can be accessed, free of charge, by accessing the following links, respectively, https://investors.inter.co/en/documents/sec/ and https://investors.inter.co/en/documents/governance-documents/ or by contacting the Company’s Investor Relations Department by email at ir@inter.co. The Board of Directors of the Company (the "Board") has fixed the close of business (Eastern time) on March 23, 2026, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of Class A and Class B common shares issued by the Company as at the close of business (Eastern time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” each of the resolutions at the AGM. Your vote is very important to the Company. Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this notice of meeting by no later than 11:59 p.m. (Eastern Time) the day before the AGM. By order of the Board /s/ Rubens Menin Teixeira de Souza Director Date: March 27th, 2026 Registered Office: c/o Maples Corporate Services Limited

PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands